09042606

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
OCT 15 2009
Washington, DC
110

SEC FILE NUMBER
8- 15404

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2008 (MM/DD/YY) AND ENDING June 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maguire Investments, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1862 S Broadway, Suite 100
(No. and Street)

Santa Maria, CA 93454
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen P Maguire, CEO 805-922-6901
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, LLP
(Name – *if individual, state last, first, middle name*)

One California Street, 4th Floor; San Francisco, CA 94111
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen P Maguire, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maguire Investments, Inc, as of June 30th, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

See Attached

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Santa Barbara

On October 9, 2009 before me, Anna Wobrock, Notary Public,
Date — Here Insert Name and Title of the Officer

personally appeared Stephen P. Maguire
Name(s) of Signer(s)

ANNA WOBROCK
Commission #1728249
Notary Public
California
SANTA BARBARA COUNTY
My Commission Expires March 29, 2011

Place Notary Seal Above

who proved to me on the basis of satisfactory evidence to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Anna Wobrock
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation (Annual Audited Report, SEC)

Document Date: 10-09-2009 Number of Pages: 1

Signer(s) Other Than Named Above: none

Capacity(ies) Claimed by Signer(s)

Signer's Name: Stephen P. Maguire
- ☐ Individual
- ☑ Corporate Officer — Title(s): President/CEO
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other:

Signer Is Representing:

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name:
- ☐ Individual
- ☐ Corporate Officer — Title(s):
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other:

Signer Is Representing:

RIGHT THUMBPRINT OF SIGNER
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MAGUIRE INVESTMENTS, INC.

INDEPENDENT AUDITOR'S REPORT
AND
FINANCIAL STATEMENTS

JUNE 30, 2009

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Maguire Investments, Inc.

We have audited the statement of financial condition of Maguire Investments, Inc. as of June 30, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Maguire Investments, Inc. as of June 30, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information described on pages 10 through 12 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. The supplemental information is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

San Francisco, California
August 26, 2009

FINANCIAL STATEMENTS

MAGUIRE INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
June 30, 2009

ASSETS

Cash	$	494,721
Investment in marketable securities		340,181
Receivable from clearinghouse		151,883
Prepaid expenses and other assets		56,250
Income tax receivable		5,200
Notes receivable-employees		59,400
Deposit with clearinghouse		35,000
Fixed assets (net)		84,493
TOTAL ASSETS	$	1,227,128

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	79,156
Accrued commissions		58,419
		137,575
STOCKHOLDER'S EQUITY		
Capital stock-$5 par value, 40,000 shares authorized, 10,000 shares issued and outstanding		50,000
Retained earnings		1,039,553
		1,089,553
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,227,128

See accompanying notes.

REVENUE		
Commissions	$	2,135,024
Interest income		129,249
Dividend income		19,790
Loss on investments		(244,669)
Other income		386
		2,039,780
EXPENSES		
Employee expenses		2,047,723
Execution expenses		350,317
Other operating expenses		271,718
Occupancy and equipment		169,970
Promotional expenses		153,781
Communciations expense		93,675
Regulatory fees and expenses		25,861
		3,113,045
Loss from operations		(1,073,265)
Income tax expense		(800)
NET LOSS	$	(1,074,065)

See accompanying notes.

MAGUIRE INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended June 30, 2009

	Capital Stock						
	Shares		Amount		Retained Earnings		Total
Stockholder's equity July 1, 2008	10,000	$	50,000	$	3,113,618	$	3,163,618
Net loss	-		-		(1,074,065)		(1,074,065)
Distribution	-		-		(1,000,000)		(1,000,000)
Stockholder's equity June 30, 2009	10,000	$	50,000	$	1,039,553	$	1,089,553

See accompanying notes.

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (1,074,065)
Adjustments to reconcile net loss to net cash:	
Depreciation and amortization	48,786
Changes in operating assets and liabilities:	
Securities inventory	400,106
Investments	2,023,498
Receivable from clearinghouse	(7,155)
Prepaid expenses and other assets	(48,671)
Accounts payable	71,185
Accrued commissions	(14,310)
Net cash provided by operating activities	1,399,374
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of fixed assets	(1,656)
Payments received on loans made to employees	12,200
Net cash provided by investing activities	10,544
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital distribution net cash used in financing activities	(1,000,000)
NET INCREASE IN CASH	409,918
CASH, JULY 1, 2008	84,803
CASH, JUNE 30, 2009	$ 494,721

SUPPLEMENTAL DISCLOSURES:
(1) Cash paid for income tax was zero

See accompanying notes.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Maguire Investments is a securities broker-dealer incorporated in 1968. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company trades in all areas of financial instruments, including stocks, mutual funds/ETFs, bonds, and CDs.

Basis of Accounting – The financial statements are prepared on the accrual basis of accounting, which recognizes revenue when earned and expenses as incurred.

Securities Transactions – Customer securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Proprietary securities transactions are reported on a trade date basis, as if they have been settled, and the related gains or losses are recorded net in loss on investments.

Investments in Marketable Securities – Investments in marketable securities are presented at fair value and are held by the Company generally for long-term investment. At June 30, 2009, these investments, which consisted of common stocks and money market funds, had a cost basis of $572,515 and a fair value of $340,180, with related unrealized gains and losses recorded in loss on investments in the accompanying Statement of Operations.

Fixed Assets – Depreciation is provided for using straight-line or an accelerated method using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

	Cost	Accumulated Depreciation and Amortization	Net Book Value
Equipment	$ 71,595	$ (66,674)	$ 4,921
Office furniture	52,113	(27,270)	24,843
Automobiles	85,235	(37,000)	48,235
Leasehold improvements	638,736	(632,242)	6,494
	$ 847,679	$ (763,186)	$ 84,493

The following corresponding expenses were recorded for the year ended June 30, 2009:

Depreciation expense	$ 18,395
Amortization expense	30,391
	$ 48,786

Income Taxes – Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

NOTE 2 – RECEIVABLE FROM CLEARINGHOUSE

The Company clears its transactions through another broker-dealer on a fully-disclosed basis. A receivable from the clearing organization is the result of the Company's activity with this clearing organization. The receivable represents commissions due to the Company which are not yet received. The Company considers all such amounts to be fully collectible; therefore, no allowance for doubtful accounts has been recorded.

NOTE 3 – RELATED PARTY TRANSACTIONS

Lease Agreement – The Company leases its offices under a non-cancelable operating lease from the sole shareholder of the Company. The terms of the lease agreement call for monthly rent of $4,500 which expired in March 2009. The Company is currently making payments under the expired agreement on a month to month basis. The Company is also responsible for all common area maintenance costs.

Rent expense included in occupancy and equipment expense totaled $54,000 for the year ended June 30, 2009.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At June 30, 2009, the Company had net capital of $829,117, which was $579,117 in excess of its required net capital. The Company's net capital to aggregate indebtedness ratio was .1659 to 1.

NOTE 5 – PROVISION FOR INCOME TAX

No income tax provision was recorded during the year due to the net loss incurred. Income tax expense of $800 consists of the California minimum state tax for the Company. Federal income taxes receivable was $5,200 at June 30, 2009.

Deferred taxes are summarized as follows as of June 30, 2009:

Deferred tax assets:	
Unrealized loss on securities	$ 104,816
Depreciation expense	4,281
Net operating loss carryforward	419,690
	528,787
Valuation allowance	(528,787)
Net deferred tax assets	$ -

Management has assessed the realizability of the deferred tax assets and believes it is more likely than not that its deferred tax asset will not be realized in the normal course of business. Accordingly, the Company recorded a change in its valuation allowance of $528,787 for the year ended June 30, 2009. At June 30, 2009, the Company has federal and state net operating loss carryforwards of approximately $935,000 and 1,152,000, respectively. The Federal net operating losses begin to expire in 2026. The state net operating losses begin to expire in 2018. Current federal and California tax laws include substantial restrictions on the utilization of net operating losses and tax credits.

Pursuant to FSP FIN 48-3, management has elected to defer the application of FASB Interpretation No. 48 – Accounting for Uncertainty in Income Taxes to fiscal years beginning after December 15, 2008.

NOTE 6 – FAIR VALUE

Effective July 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) 157, Fair Value Measurements, for its assets and liabilities, as defined. Under SFAS 157, the Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Investments are recorded at fair value on a recurring basis.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the financial statement measurement date. SFAS 157 established a fair value hierarchy, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

A description of the valuation methodologies used for financial instruments measured at fair value, as well as the classification of such instruments pursuant to the hierarchy described in SFAS 157, is set forth below. These valuations methodologies were applied to all of the Company's financial instruments carried at fair value effective July 1, 2008.

Investments – Investments include money market funds and common stock and are carried at fair value on a recurring basis. All investments of the Company are categorized as Level 1 and are valued using observable inputs such as quoted prices in an active market. Money market funds are classified as Level 1 based on the level of liquidity of the assets.

The following table presents the fair value of financial instruments measured on a recurring basis as of June 30, 2009:

		Fair Value Measurements		
Description	**Total**	**Level 1**	**Level 2**	**Level 3**
Investment in marketable securities	$340,181	$340,181	-	-

NOTE 7 – CONTINGENCIES

Guarantees – In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Litigation – The Company has been named in several pending claims and litigation during the ordinary course of business activities related to a former broker. Management believes that any liability that may ultimately result from resolution of these matters will not have a material adverse effect on the financial condition or results of operations of the Company. In addition, Management has concluded that its potential exposure to loss associated with the claims and legal proceedings cannot be practicably determined at this time. As a result, Management cannot reasonably estimate the loss, if any, related to these pending claims at this time.

NOTE 8 – SUBSEQUENT EVENTS

In May 2009, the FASB issued SFAS No. 165, "Subsequent Events" ("SFAS 165"). SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009, and shall be applied prospectively. The Company adopted SFAS 165 as of June 30, 2009. The adoption of SFAS 165 did not have a significant impact on the Company's financial position, results of operations or cash flows. The Company has evaluated events subsequent to June 30, 2009 through August 26, 2009, which is the date the financial statements were available to be issued. No events were noted which would require disclosure in the footnotes to the financial statements.

SUPPLEMENTAL INFORMATION

MAGUIRE INVESTMENTS, INC.
SCHEDULE OF OPERATING EXPENSES
Year Ended June 30, 2009

Employee expenses		
Office salaries	$	1,130,353
Commissions		738,596
Employer payroll taxes		89,993
Simple IRA		49,325
State comp insurance		6,265
Leased employees		33,191
		2,047,723
Execution expenses		
RBC DCS clearance		328,823
RBC DCS execution		15
RBC DCS miscellaneous		21,479
		350,317
Regulatory fees and expenses		
License and fees		8,869
Assessments - SIPC and NASD		3,159
NASD Fidelity Bond		1,750
NASD License and exam fee		256
STAMP Medallion Bond		495
Regulatory fees		11,332
		25,861
Communication expenses		
Postage		53,896
Telecommunication expenses		15,938
Office supplies		23,841
		93,675
Promotional expense		
Advertising		78,338
Subscriptions		4,793
Sales literature		22,117
Travel and auto expense		31,553
Promotion		16,980
		153,781
Occupancy and equipment		
Building rent		54,000
Utilities		1,173
Maintenance and repairs		5,207
Comp liability insurance		1,407
Office equipment expense		2,925
Data systems fees		105,258
		169,970
Other expense		
Legal and audit expense		141,115
Depreciation		48,786
Stock transfer fees		1,669
Donations		5,425
Professional fees		54,110
Miscellaneous due and fees		20,613
		-
		271,718
Total operating expenses	$	3,113,045

MAGUIRE INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
June 30, 2009

STOCKHOLDER'S EQUITY	$	1,089,553
ADD LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		-
DEDUCTIONS:		
Non-allowable fixed assets		84,493
Non-allowable other assets		120,875
Total deductions		205,368
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		884,185
HAIRCUTS ON SECURITIES POSITIONS		55,068
NET CAPITAL		829,117
AGGREGATE INDEBTEDNESS		137,575

COMPUTATION OF NET CAPITAL REQUIREMENT

NET CAPITAL REQUIREMENT (6- 2/3% OF AGGREGATE INDEBTEDNESS)	9,172
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	250,000
NET CAPITAL REQUIREMENT (GREATER OF (A) OR (B))	250,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	579,117
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.1659

There are no material differences between the amounts reported above and amounts reported in the Company's unaudited FOCUS Report, Part II, as of June 30, 2009. Therefore, no reconciliation of the two computations is deemed necessary.

MAGUIRE INVESTMENTS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2009

The Company claims exemption from Rule 15c3-3 under subparagraph (k)(2)(ii) as all customer transactions are cleared through another broker-dealer, RBC Capital Markets Corporation, on a fully disclosed basis.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
Maguire Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Maguire Investments, Inc. (the Company) as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

San Francisco, California
August 26, 2009

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT REQUIRED BY SEC RULE 17a-5

JUNE 30, 2009

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Stockholders and Board of Directors
Maguire Investments, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to June 30, 2009, which were agreed to by Maguire Investments, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows. In performing the procedures listed below, differences of less than $1 were not considered a difference requiring reporting.

1. Compared listed assessment payments in Form SIPC-7T with respective cash disbursement records consisting of copies of cancelled checks, noting no differences.

2. Compared amounts reported on the unaudited Form X-17A-5 for the period from April 1, 2009 to June 30, 2009 with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to June 30, 2009, noting no differences.

3. We were unable to compare any adjustments reported in Form SIPC-7T with supporting schedules and working papers as there were no such adjustments in Form SIPC-7T.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T, noting a difference in the calculation on line 2e of page two of the Form SIPC-7T. We calculated the general assessment of 0.25% of net operating revenues to be $1,017. Management calculated the general assessment on such line to be $1,916, which is a difference of $899. Management included the recalculated assessment of $1,017 on page one, line 2A for the purposes of determining the amount owed and paid to the SIPC. We were unable to verify the arithmetical accuracy of schedules and working papers supporting any adjustments in Form SIPC-7T as there were no such adjustments in Form SIPC-7T.

5. We were unable to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed as there was no such overpayment amount stated on Form SIPC-7T and Management represented to us that no such overpayment exists.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

San Francisco, California
October 13, 2009

SIPC-7T
(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(27-REV 3.09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

015404 FINRA JUN
MAGUIRE INVESTMENTS INC
PO BOX 1848
SANTA MARIA CA 93456-1848

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Carol N. Abeloe 805-922-6901

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,017.

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150.)

12/31/2008
Date Paid

pd 8/28/09
#31529

C. Assessment balance due 867.

D. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

E. Total assessment balance and interest due (or overpayment carried forward) $ 867.

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 867.

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Maguire Investments, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CFO, FinOp Prin
(Title)

Dated the 28th day of August, 2009.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending June 30, 2009
Eliminate cents

Item No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 547,276
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	69,934
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	70,703
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	140,637
2d. SIPC Net Operating Revenues	$ 406,639
2e. General Assessment @ .0025	$ 1916

(to page 1 but not less than $150 minimum)

IMPORTANT NOTICE TO JUNE FYE (SIPC-7T)

As you know, SIPC reinstituted the assessment based on net operating revenues (defined as all revenues minus interest expense see 2c(9) on page 2) effective April 1, 2009. Going forward, the assessment will be paid semi-annually based on your firm's fiscal year end.

According to SIPC's records, your firm has a fiscal year ending June 30, 2009. Therefore, we enclose a SIPC-7T which should be filed for the period April 1 through June 30, 2009. Do not forget to take credit for paying the $150 minimum assessment you have paid in January, February or March of 2009.

For your information, the next filing due will be a SIPC-6 covering the period July 1 through December 31, 2009 for the first half of your 2010 fiscal year. This will be followed by the SIPC-7, which will be mailed to you in June, 2010, and will be filed for the 12 months ended June 30, 2010.